UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42579

Lianhe Sowell International Group Ltd

(Translation of registrant’s name into English)

RM1502, Sannuo Smart Building,

No. 3388 Binhai Ave, Binhai Community,

Nanshan District, Shenzhen, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

Rescission of Acting-in-Concert Agreement

Lianhe Sowell International Group Ltd (the “Company”) was informed by a shareholder, Lianyue Holding Limited (“Lianyue Holding”), a British Virgin Islands company, that certain Agreement for the Confirmation and Undertaking of Acting-in-Concert (the “AIC Agreement”) entered into on September 9, 2025 by and between Lianyue Holding and another shareholder, Patton Holding Group Limited (“Patton Holding”), a British Virgin Islands company, shall be rescinded or deemed void ab initio, alternatively Lianyue Holding is entitled to decline to act in concert with Patton Holding if the relevant resolution fall within exceptions provided in the AIC Agreement, following certain advice of the BVI legal counsel of Lianyue Holding, in relation to which advice, privilege is not waived and insofar as it is found to be waived no wider waiver is made nor intended.

As previously disclosed in a Report on Form 6-K filed with the Securities and Exchange Commission on September 10, 2025, Patton Holding is a holding company whose sole director and shareholder is Mr. Dengyao Jia. Lianyue Holding is a holding company whose sole director and shareholder is Mr. Yue Zhu. A copy of the AIC Agreement was furnished as an Exhibit to the Form 6-K previously filed.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lianhe Sowell International Group Ltd.

Date: March 26, 2026	By:	/s/ Yue Zhu
Yue Zhu
Chief Executive Officer

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